Legg Mason Partners Equity Fund

77I: Legg Mason Partners Equity Fund issued (or registered)
Class FI and Class R shares.

Class FI and Class R shares

Class FI and Class R shares are purchased at net asset value with no initial sales charge and no contingent deferred sales charge when redeemed. Service Agents will receive a distribution/service fee up to 0.25% of the average daily net assets represented by Class FI shares and up to 0.50% of the average daily net assets represented by Class R shares.